Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

April 16, 2021

Via EDGAR CORRESPONDENCE

Ashley Vroman-Lee, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Bond Fund, Inc. Post-Effective Amendment No. 204 File Nos. 2-48227 and 811-02383

Dear Ms. Vroman-Lee:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced post-effective amendment to the registration statement filed on February 5, 2021 (the “Post-Effective Amendment”), on Form N-1A for AB Sustainable Thematic Credit Portfolio (“Fund”), a series of AB Bond Fund, Inc. (“Registrant”). You provided the Staff’s comments to me by telephone on March 23, 2021.

The Staff’s comments and our responses thereto on behalf of the Registrant and the Fund are set forth below. The changes to the Fund’s Prospectus referenced in the responses will be reflected in a Rule 497 filing.

Prospectus

Summary Information

Comment 1:	Disclosure for the contractual fee waiver in footnote (c) to the Annual Portfolio Operating Expenses table references a blank expiration date. Please confirm that the contractual expense limitation agreement for the Fund will be effective for at least one year from the effective date of the Post-Effective Amendment.

Response:	Registrant confirms that the fee waiver will continue for at least one year from the effective date of the Post-Effective Amendment.

Comment 2:	If the Fund’s fee waiver/expense reimbursement arrangement is subject to recoupment, the related footnote to the Annual Portfolio Operating Expenses table should also disclose the terms of the recoupment arrangement and confirm that recoupment is limited (generally to 3 years) from the date such amount was initially waived/reimbursed. For any such recoupment arrangement, please disclose that any such repayment will not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either (1) the expense cap in effect at the time of waiver or (2) the expense cap in effect at the time of recapture.

Response:	The following disclosure regarding recoupment of expenses by the Adviser will be added to footnote (c) to the Annual Fund Operating Expenses table:

Any fees waived and expenses borne by the Adviser may be reimbursed by the Fund until the end of the third fiscal year after the fiscal period in which the fee was waived or the expense was borne, provided that no reimbursement payment will be made that would cause the Fund’s covered operating expenses to exceed the applicable expense limitations.

Registrant also confirms that any reimbursement of expenses will not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed either (1) the expense cap in effect at the time of waiver or (2) the expense cap in effect at the time of recapture.

Comment 3:	Funds with the term “sustainable” in their names should have an 80% policy of investing in either environmentally friendly or environmental, social and governance (“ESG”) issuers, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Please add such an 80% policy, accordingly.

Response:	The Fund’s Prospectus will be revised to reflect a policy of investing at least 80% of the Fund’s net assets in fixed-income securities of corporate issuers that satisfy the Fund’s sustainability criteria. Please see attached Exhibit A.

Comment 4:	Under “Principal Strategies,” disclosure indicates that the Fund invests primarily in fixed-income securities of issuers that are “positively exposed” to environmentally- or socially-oriented sustainable investment themes that are broadly consistent with the United Nations Sustainable Development Goals (“SDGs”). Clarify what is meant by “positively exposed” with respect to this disclosure.

Response:	The disclosure will be clarified in response to this comment, including eliminating the term “positively exposed.” Please see attached Exhibit A.

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Comment 5:	Under “Principal Strategies,” better explain and comprehensively describe the meaning of “sustainable investment themes” referenced in the disclosure.

Response:	The disclosure regarding sustainable investment themes will be clarified in response to this comment. Please see attached Exhibit A and response to Comment 4. We further note that additional information on the United Nations Sustainable Development Goals will be added to the Prospectus under “Additional Information About the Fund’s Strategies, Risks and Investments.” Please see attached Exhibit B.

Comment 6:	Under “Principal Strategies,” describe in plain English any ESG screening methodology used for the Fund’s investments. The disclosure indicates that the Adviser emphasizes positive selection criteria over broad-based negative screens. Clearly disclose whether the Fund uses negative screens, and, if so, describe the negative screens – e.g., alcohol, tobacco or firearms. If negative screens are not used, remove the reference to these screens.

Response:	Disclosure under “Principal Strategies” references negative screens in order to provide context in explaining and contrasting the sustainability approach of the Fund, which focuses on positive selection criteria in assessing an issuer’s exposure to ESG factors. The use of negative screens (e.g., the Fund’s avoidance of investing in companies managing for-profit prisons) does not materially limit the Fund’s investments and is not material with respect to achieving the Fund’s investment objective or affecting the Fund’s potential risks and returns, and is therefore not a principal strategy of the Fund. Consequently, the disclosure will not be revised in response to this comment.

Comment 7:	Under “Principal Strategies,” explain in plain English what is meant by “sustainable” or “ESG.” In this regard, please explain in greater detail the Fund’s definition of ESG, the use of any ESG factors and specific ESG areas of focus, as well as the criteria the Fund uses in determining which issuers it considers having ESG characteristics consistent with its definition or focus. Note that this disclosure should be described in more detail in accordance with Item 9 of Form N-1A.

Response:	Current disclosure under “Principal Strategies” indicates that the Fund’s view of sustainability reflects “environmentally- or socially-oriented sustainable investment themes that are broadly consistent with the United Nations Sustainable Development Goals” and a consideration of “environmental, social and governance (“ESG”) factors” in the Adviser’s “bottom-up analysis of individual bond issues.” Disclosure will be added under “Principal Strategies” and under “Additional Information About the Fund’s Strategies, Risks and Investments” that provides clarifying information about the United Nations Sustainable Development Goals and the Fund’s identification of sustainable investment themes. Please also see response to Comment 5.

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Comment 8:	Under “Principal Strategies,” disclose whether the Adviser has certain ESG standards that each investment must meet and whether the ESG standards will be applied to every investment.

Response:	Disclosure to the Prospectus has been added providing clarifying information about the SDGs and the Fund’s identification of sustainable investment themes, including with respect to evaluating Fund investments. See responses to Comments 4, 5 and 7. In addition, as indicated in the response to Comment 3, the Fund’s Prospectus will be revised to reflect a policy of investing at least 80% of the Fund’s net assets in fixed-income securities of corporate issuers that satisfy the Fund’s sustainability criteria.

Comment 9:	Given that the disclosure indicates that ESG investing is a principal strategy, add all attendant principal investment risks for ESG investing. For example, disclose risks specifically associated with ESG strategies such as data availability and reporting and data provided by third-party service providers.

Response:	Registrant has included additional ESG risk disclosure but notes that such additional disclosure does not specifically address the risk of data provided by third-party service providers because the Adviser’s ESG analysis is largely based on its own independent analysis of issuers and publicly available information about such issuers. Please see attached Exhibit C.

Comment 10:	Disclose how the Fund will approach relevant ESG/sustainability proxy issues for portfolio companies or, alternatively, explain supplementally why such disclosure is not required.

Response:	Registrant notes that the Fund principally invests in fixed-income securities, so proxy voting is not anticipated to be a significant issue for the Fund. Furthermore, the disclosure with respect to how the Fund will approach ESG proxy issues already appears in the section titled “Proxy Voting and Governance Policy Statement” in the Statement of Additional Information, in accordance with the requirements of Form N-1A.

Comment 11:	Under “Principal Risks,” please add disclosure to the risk factor for below investment grade fixed-income securities, clarifying that such investments are considered “speculative.”

Response:	Registrant has not revised this disclosure as requested because Registrant does not believe this specific term is necessary to explain this investment risk. Registrant believes that the current disclosure adequately reflects the risk of these investments.

Comment 12:	For the description of “Duration Risk” under “Principal Risks,” consider including an example as to how the concept of duration works.

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Response:	Registrant believes that the current disclosure for “duration risk” adequately explains the concept of duration. The Registrant does not believe a specific example is required or necessary.

Comment 13:	As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the “ICI Letter”), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund’s intent. Please include specific risks applying to each specific derivative identified and ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	Registrant believes that the current disclosure is consistent with the guidance provided in the ICI Letter.

Comment 14:	Please identify supplementally the broad-based securities market index the Fund intends to use.

Response:	The Fund intends to use the Bloomberg Barclays US Aggregate Corporate Index as its broad-based securities market index.

Comment 15:	Under “Portfolio Managers,” please clarify in the disclosure that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Fund.

Response:	Registrant has reviewed Instruction 2 to Item 5(b) of Form N-1A and determined that while Form N-1A requires information on each person jointly and primarily responsible for the day-to-day management of a fund, it does not require the phrasing specified in this comment. This disclosure change would also be inconsistent with disclosures for other AB mutual funds. The disclosure will not be revised in response to this comment.

Additional Information About the Fund’s Strategies, Risks and Investments

Comment 16:	The disclosure indicates that the section includes information about principal and non-principal strategies and risks. The disclosure should differentiate between principal and non-principal strategies and risks.

Response:	The Fund’s principal strategies and risks are identified in the Summary Information section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” This instruction permits the Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

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Comment 17:	Disclosure related to derivatives should be tailored specifically to how the Fund is expected to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and anticipates will have a significant effect on its performance. Disclosure should also not reflect generic risks associated with each derivative type, as indicated in the ICI Letter.

Response:	Registrant believes that the derivatives under the "Principal Strategies" section of the Prospectus provides a sufficiently tailored description of the derivatives strategies that the Fund expects to use and anticipates will have a significant effect on its performance. This disclosure states, for example, that the Fund may use interest rate futures contracts or swaps to manage the Fund’s average duration and may use currency-related derivatives to hedge foreign currency exposure. The disclosure in the section of the Prospectus titled “Additional Information About the Fund’s Strategies, Risks and Investments” expands on information discussed in response to Item 4 of Form N-1A. Registrant believes that the current disclosure on derivatives in the Prospectus is consistent with the guidance provided in the ICI Letter.

Comment 18:	The disclosure under “Additional Information About the Fund’s Strategies, Risks and Investments – Derivatives” states that derivatives may include, “but are not limited to, the following: . . . .” Disclosure should be added to include the instruments that are not described subsequently, as indicated by that language; alternatively, such language should be deleted.

Response:	As indicated in the response to Comment 17, the Prospectus includes derivative instruments that are required to be disclosed as principal strategies, in accordance with Form N-1A. The section “Additional Information About the Fund’s Strategies, Risks and Investments – Derivatives” also describes a number of non-principal strategies. Registrant does not believe it is practical (and it is not required) to list in the Prospectus every derivative instrument in which the Fund may invest as a non-principal strategy. Registrant believes that the current disclosure is appropriate, and such disclosure will not be revised in response to this comment.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq. Eric C. Freed, Esq. Paul M. Miller, Esq.

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Exhibit A

PRINCIPAL STRATEGIES

The Fund seeks to achieve its investment objective by investing primarily in fixed-income securities of issuers whose business activities the Adviser believes position the issuer to benefit from certain environmentally- or socially-oriented sustainable investment themes that are broadly consistent with the United Nations Sustainable Development Goals (“SDGs”). Examples of these themes include the advancement of health, climate, and empowerment, but the themes may change over time based on the Adviser’s research. Under normal circumstances, at least 80% of the Fund’s net assets will be invested in fixed-income securities of corporate issuers that satisfy the Fund’s sustainability criteria.

The Adviser employs a combination of “top-down” and “bottom-up” investment processes with the goal of identifying, based on its own analysis, the most attractive securities and issuers that fit into sustainable investment themes. The top-down approach seeks to identify the sustainable investment themes. In addition to this top-down approach, the Adviser uses a bottom-up analysis of individual bond issues, focusing on the use of proceeds, issuer fundamentals, valuation, and the issuer’s exposure to environmental, social and governance (“ESG”) factors. Eligible investments include securities of issuers that the Adviser believes will maximize total return while also contributing to positive societal impact aligned with one or more SDGs. The Adviser emphasizes positive selection criteria over broad-based negative screens (e.g., disqualifying business activities) in assessing an issuer’s exposure to ESG factors. The Fund also typically invests in “green bonds,” which are instruments the proceeds of which are specifically earmarked for climate or environmental projects.

The Fund may invest up to 20% of its net assets in securities rated below investment grade (“junk bonds”). The Fund may invest up to 30% of its net assets in securities denominated in currencies other than the U.S. dollar. Foreign investments may include securities issued by emerging market companies and governments. The Adviser expects under normal circumstances to hedge the majority of the Fund’s foreign currency exposure through the use of currency-related derivatives, although it is not required to do so.

The Fund expects to use derivatives, such as options, futures contracts, forwards and swaps. Derivatives may provide a more efficient and economical exposure to market segments than direct investments, and may also be a more efficient way to alter the Fund’s exposure. The Fund may, for example, use interest rate futures contracts or swaps to manage the Portfolio’s average duration and may, as noted above, use currency-related derivatives to hedge foreign currency exposure. The Adviser may use derivatives to effectively leverage the Fund by creating aggregate market exposure significantly in excess of the Fund’s net assets.

The Fund is “non-diversified”.

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Exhibit B

United Nations Sustainable Development Goals

The Sustainable Development Goals (SDGs), adopted by 193 countries in 2015, are the world’s shared plan to end extreme poverty, reduce inequality, and protect the planet by 2030. The SDGs are a collection of 17 global goals: no poverty; zero hunger; good health and well-being; quality education; gender equality; clean water and sanitation; affordable and clean energy; decent work and economic growth; industry, innovation, and infrastructure; reduced inequalities; sustainable cities and communities; responsible consumption and production; climate action; life below water; life on land; peace, justice and strong institutions; and partnerships for the goals. For more information, see https://sdgs.un.org/goals.

The SDGs provide the Adviser a helpful framework for identifying sustainable investment themes.

Exhibit C

PRINCIPAL RISKS

•   ESG Risk: Applying ESG and sustainability criteria to the investment process may exclude securities of certain issuers for non-investment reasons and, therefore, the Fund may forgo some market opportunities available to funds that do not use ESG or sustainability criteria. Securities of companies with ESG practices may shift into and out of favor depending on market and economic conditions, and the Fund’s performance may at times be better or worse than the performance of funds that do not use ESG or sustainability criteria. Furthermore, “sustainability” is not a uniformly defined characteristic, and the Fund’s sustainability criteria may differ from those used by other funds. In addition, in evaluating an investment, the investment adviser is dependent upon information and data that may be incomplete, inaccurate or unavailable, which could adversely affect the analysis of the ESG factors relevant to a particular investment.

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